Exhibit 7

SHARE REPURCHASE AGREEMENT

between

Lumen Investments S.à r.l.

and

ArcelorMittal

THIS SHARE REPURCHASE AGREEMENT (the “Agreement”) is made on 5 March 2026 by and between:

(1)	Lumen Investments S.à r.l., a limited liability company (société à responsabilité limitée), incorporated and existing under the laws of the Grand Duchy of Luxembourg, with registered office at 28 Boulevard F.W. Raiffeisen, L-1160 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Register of Commerce and Companies under number B152.437 (the “Seller”); and

(2)	ArcelorMittal, a Luxembourg société anonyme incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 24-26, Boulevard d’Avranches, L-1160 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Register of Commerce and Companies under number B82.454 (the “Purchaser” and, together with the Seller, the “Parties”).

RECITALS:

(A)	The Purchaser announced on 7 April 2025 a Share buy-back program with Share repurchases to be conducted in tranches that may be announced through May 2030 (including a first tranche set for up to 10 million Shares (the “First Tranche”)) (the “Program”).

(B)	In the context of the Program, the Seller wishes to maintain the Significant Shareholder’s holding of the Purchaser’s issued and outstanding Shares (net of treasury Shares) (and voting rights) at its current level of 44.6 percent. The Seller therefore intends to sell in the Program an equivalent variable number of Shares, at the proportion of Significant Shareholder’s current stake of 44.6 percent of issued and outstanding Shares of the Purchaser, in accordance with the terms and conditions set forth herein.

(C)	The Parties propose to enter into this Agreement for the purpose of the repurchase from time to time by the Purchaser of Shares from the Seller under the Program.

NOW IT IS HEREBY AGREED as follows:

Clause 1.     Definitions.

The following capitalized terms shall have the following meanings:

“Control” (including the correlative meanings of the terms “Controlled”) means the ownership, directly or indirectly, of shares in an entity entitling the exercise of more than 50 percent of the voting rights in such entity.

“Share” means an ordinary share of the Purchaser.

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“Significant Shareholder” means the trust (HSBC Trust (C.I.) Limited, as trustee) of which Mr. Lakshmi N. Mittal, Ms. Usha Mittal and their children are the beneficiaries, holding the Purchaser’s Shares through (i) the Seller; and (ii) Nuavam Investments S.à r.l.

Clause 2.     Repurchase of Shares.

2.1.  Subject to the terms and conditions of this Agreement, the Purchaser shall, on each trading day on which it has purchased Shares under the Program, purchase Shares from the Seller, and the Seller shall sell Shares to the Purchaser, in such number so that the number of Shares that shall be purchased under this Agreement during that trading day shall equal 44.6 percent of the aggregate of the Shares purchased during that trading day, both (i) under the Program (other than from the Seller) and (ii) from the Seller.

2.2. Shares of the Purchaser repurchased under this Agreement during any trading day shall be repurchased at the same weighted average price as the Shares of Purchaser purchased under the Program on the relevant trading day in the open market.

2.3. For settlement purposes, repurchases initiated under this Agreement over each period of five consecutive trading days (the “Settlement Period”) will be aggregated and jointly settled two trading days after each such Settlement Period. Notwithstanding any provision to the contrary, the Seller shall retain full ownership in respect of any Shares sold hereunder pending their settlement. Notwithstanding the foregoing, the settlement and the transfer of ownership of any Shares shall be postponed for so long as such settlement would cause the Significant Shareholder to hold less than one-third of all voting rights in the Purchaser (including those in respect of Shares held in treasury by or on behalf of Purchaser or the subsidiaries of the Purchaser).

2.4.  Upon each settlement of Shares pursuant to this Agreement: (i) the Seller shall deliver a letter to the Purchaser ordering the transfer of the relevant number of Shares to the Purchaser in the share registry of the Purchaser and (ii) the Purchaser shall carry out a wire transfer of the purchase price for such Shares in immediately available funds to an account designated by the Seller.

2.5. The Seller and the Purchaser agree that their commitment to, respectively, sell and buy the Shares in accordance with this Clause 2 constitutes an irrevocable commitment and, accordingly, may not be withdrawn by either Party during the duration of this Agreement, nor may the volume or the price of the Shares be changed at the request of either Party.

Clause 3.     Representations and Warranties.

3.1.  Each of the Purchaser and the Seller represents and warrants to the other that:

(i)	it has full power to execute and deliver this Agreement, to enter into the transactions contemplated hereby and to perform its obligations hereunder;

(ii)	it has taken all necessary action to authorize such execution, delivery and performance;

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(iii)	this Agreement constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally; and

(iv)	the execution, delivery and performance of this Agreement does not and will not violate, contravene, or constitute a default under, (A) its articles of incorporation, (B) any laws, rules or regulations of any governmental authority to which it is subject, (C) any contracts, agreements or instrument to which it is a party or (D) any judgment, injunction, order or decree by which it is bound.

3.2.  The representations and warranties of the Seller and the Purchaser under this Clause 3 shall remain in full force and effect at all times during the term of this Agreement and shall survive the termination for any reason of this Agreement.

3.3.  Each of the Purchaser and the Seller represents and warrants to the other that on the date of this Agreement, it is not aware of any inside information within the meaning of EU Regulation 596/2014 in relation to the Purchaser

Clause 4.     Duration of the Agreement.

This Agreement will terminate on the termination of the Program; provided, however, that at any time following the completion of the First Tranche, the Seller may elect to terminate this Agreement by delivering written notice thereof to the Purchaser, so long as such notice is delivered at least five (5) business days prior to the proposed termination date. No termination pursuant to the preceding sentence shall become effective on any day on which the Purchaser is effecting repurchases of Shares under the Program, and any such termination shall instead become effective on the next business day on which no such Share repurchases are being effected. Any termination of this Agreement shall be without prejudice to the settlement of any repurchases initiated prior to such termination.

Clause 5.     Assignment.

Subject to giving notice thereof to the Purchaser, the Seller may assign its rights and obligations under the present Agreement without the consent of the Purchaser to any other entity which is Controlled by the Seller or by which the Seller is Controlled or with which the Seller is under common Control, and which shall thereupon replace the Seller as Party under the Agreement.

Except as contemplated in the foregoing paragraph, none of the Parties may assign their rights and obligations hereunder to any other person except within the prior written consent of the other Party.

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Clause 6.     Notices.

6.1  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when received.

6.2  All such notices and other communications shall be directed to the following address:

(i)	If to the Purchaser to: 24-26, Boulevard d’Avranches L-1160 Luxembourg Grand Duchy of Luxembourg

(ii)	If to the Seller to: 28, Boulevard F.W. Raiffeisen L-1160 Luxembourg Grand Duchy of Luxembourg

or at such other address as may be designated by a Party by written notice to the other Party.

Clause 7.     Governing law; Submission to jurisdiction.

This Agreement shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg. Each Party irrevocably agrees that the courts of Luxembourg-City have sole and exclusive jurisdiction to decide and to settle any dispute or claim arising out of or relating to this Agreement.

Clause 8.     Counterparts.

This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but all the counterparts together shall constitute one and the same instrument. No counterpart shall be effective until each Party has executed at least one counterpart.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date and year first written above.

The Seller

/s/ Emilija Vabuolaite - Velickiene

Lumen Investments S.à r.l.

By: Emilija Vabuolaite Velickiene

Title: Class A Manager

By: Aurelie Rubler

Title: Class A Manager

The Purchaser

/s/ Henk Scheffer ArcelorMittal By: Henk Scheffer Title: Group Compliance & Data Protection Officer Company Secretary	/s/ Raman Karol Raman Karol

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